H E R R I C K
new york newark princeton		STEPHEN E. FOX PARTNER Direct Tel: 212-592-5924 Direct Fax: 212-545-3476 Email: sfox@herrick.com

July 6, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mara L. Ransom, Assistant Director

Re:	Laidlaw Energy Group, Inc. Form S-1 (Registration No.: 333-181044)

Ladies and Gentlemen:

On behalf of our client, Laidlaw Energy Group, Inc. (the “Company”), we hereby transmit for filing an Amendment No. 1 to Form S-1 (the “Amendment”) to register an aggregate of 434,782,610 shares of the common stock, par value $0.0001 per share, of the Company, on behalf of the selling stockholders named therein. The Amendment and the remainder of this letter respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated May 25, 2012 (the “Comment Letter”), with respect to the Form S-1 filed by the Company with the Commission on April 30, 2012 (the “Form S-1” and, with the Amendment, the “Registration Statement”).

Certain of the Staff’s comments in the Comment Letter call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form S-1. Responses to these comments have been provided by the Company to us and are set forth in this letter or in the Amendment.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

All page number references in the Company’s responses are to the page numbers in the Amendment.

Securities and Exchange Commission
July 6, 2012

General

1.	Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•	A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

°	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

°	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Effect has been given to the Staff’s comments. Please see the additional disclosure found on the prospectus cover page, and pages 2, 12, 16 and 19 of the Amendment.

2.	Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates as well as the nature of the offering and identity of the selling shareholders, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Securities and Exchange Commission
July 6, 2012

For the reasons set forth below, the Company respectfully submits that the offering (the “Offering”) of 434,782,610 shares (the “Shares”) of common stock of the Company by Nature Energies, Inc. (“Nature”) and NZ Legacy, LLC (“NZ Legacy” and collectively with Nature, the “Selling Stockholders”), the selling stockholders under the Registration Statement, is not, and should not be considered, a primary offering of the Shares to the public and that the Selling Stockholders are not, and should not be considered to be, acting as a conduit in a distribution to the public. We respectfully submit that the Offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

The business of the Company is to develop and manage renewable energy facilities that produce electricity and/or thermal energy. In the ordinary course of its business, the Company considers projects that complement its business strategy including the acquisition of renewable energy assets located in Susanville, California. The ability of the Company to acquire a particular facility depends on securing financing or finding strategic investors such as the Selling Stockholders.

The Company entered into (1) a Purchase and Sale Agreement with Nature and (2) a Purchase and Sale Agreement with NZ Legacy (clauses (1) and (2), the “Purchase Agreements,” filed as Exhibits 10.1 and 10.2 to the Registration Statement), on November 10, 2011, pursuant to which the Company acquired the Susanville facility referenced in the Amendment. The purchase price for the Susanville facility was approximately $2 million, which the Company paid by issuing 434.78261 shares of its Series B preferred stock which are convertible at no additional cost into 434,782,610 shares of the Company’s common stock, and additional consideration contingent upon specified milestones in the development of the facility of up to $2,650,000 that may be paid through the issuance of additional shares of Series B preferred stock of the Company. The Registration Statement relates to the agreement by the Company, under the Registration Rights Agreement by and among the Company and the Selling Stockholders dated November 10, 2011 (the “Registration Rights Agreement,” filed as Exhibit 4.1 to the Registration Statement), to register the shares of its common stock underlying the Series B preferred stock for resale. The Selling Stockholders are subject to certain selling restrictions including that the Series B preferred stock owned by them may not be converted into shares of common stock of the Company with a value that exceeds an aggregate of $37,500 per week for all Selling Stockholders.

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As set forth in the Registration Statement, the Shares are being registered for resale or other disposition by the Selling Stockholders. Proceeds from the sale of any Shares are solely for the account of the Selling Stockholders and the Company will not receive any of the proceeds from the sale of any Shares by the Selling Stockholders.

Question 612.09 of the Compliance and Disclosure Interpretations for Securities Act Rules (“CD&I 612.09”) provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds” and that consideration should be given to the following factors:

Securities and Exchange Commission
July 6, 2012

1.	how long the selling shareholders have held the shares;

2.	the circumstances under which they received them;

3.	their relationship to the issuer;

4.	the amount of shares involved;

5.	whether the sellers are in the business of underwriting securities; and

6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As detailed below, after considering all of the above factors, the Company respectfully submits that the Offering is eligible to be made pursuant to Rule 415(a)(1)(i).

1.	How Long the Selling Shareholders Have Held the Shares

The 434.78261 shares of Series B preferred stock which are convertible into 434,782,610 shares of the Company’s common stock to be registered pursuant to the Registration Statement were issued to the Selling Stockholders on November 18, 2011 as consideration for the Company’s acquisition of the Susanville facility. Such acquisition was made pursuant to the Purchase Agreements which were the result of arms-length negotiation among the Company and the Selling Stockholders. As described in the Purchase Agreements, the Selling Stockholders made customary investment representations including that the Shares are being acquired for investment and that the Selling Stockholders have no present intention of selling, granting any participation in or otherwise distributing the Shares in violation of applicable laws. The Selling Stockholders entered into the Purchase Agreements with the view that they would bear the market risk of holding the Shares as an investment, and not with a view to distribution.

2.	The Circumstances Under Which They Received Them

As set forth above, the Selling Stockholders acquired the 434.78261 shares of the Series B preferred stock which are convertible into the Shares as bona fide consideration in connection with the acquisition of the Susanville facility pursuant to the Purchase Agreements, which were the result of arms-length negotiation among the Company and the Selling Stockholders.

In the Purchase Agreements, each Selling Stockholder made customary investment and private placement representations to the Company, including that the Selling Stockholders have purchased the Shares on their own account and that each holder of equity interest in the Selling Stockholders is an accredited investor as defined by the Securities Act.

Securities and Exchange Commission
July 6, 2012

3.	Their Relationship to the Issuer

The Selling Stockholders had no prior relationship with the Company and only became stockholders of the Company as a result of the acquisition of the Susanville facility. None of the Selling Stockholders has any representative on the Company’s board of directors, nor do any of the Selling Stockholders have any special contractual rights as stockholders of the Company other than the registration rights set forth in the Registration Rights Agreement. The registration rights granted to the Selling Stockholders under the Registration Rights Agreement are traditional registration rights and are not indicative of any intention of the Selling Stockholders to sell or distribute Shares on behalf of the Company, or at all. The Selling Stockholders negotiated the customary registration rights set forth in the Registration Rights Agreement for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering.

Furthermore, none of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement. In addition, the Company will not receive any of the proceeds from any resale of the Shares by the Selling Stockholders under the Registration Statement.

4.	The Amount of Shares Involved

As of July 3, 2012, the Company had 2,456,721,088 shares of common stock issued and outstanding and 2,891,503,698 shares of common stock issued and outstanding assuming the conversion of all outstanding shares of Series B preferred stock. Of such shares, the Company believes approximately 2,728,550,881 (assuming conversion of the Series B preferred stock) shares are held by non-affiliates of the Company. Furthermore, Mr. Bartoszek, the Company’s chief executive officer, and Mr. L. Bravakis, the Company’s executive vice president, collectively own the right to convert their preferred stock into an aggregate of 4,679,018,605 shares of common stock. The 434,782,610 Shares being registered for resale under the Registration Statement represent (assuming conversion of the Series B preferred stock) (a) approximately 15.04% of the total common stock presently outstanding and approximately 15.94% of the common stock presently outstanding held by non-affiliates and (b) approximately 5.67% of the total common stock outstanding on a fully diluted, as-converted basis and approximately 15.94% of the common stock outstanding held by non-affiliates on a fully diluted, as-converted basis.

The Company does not believe that the amount of shares being registered alone warrants recharacterizing a valid secondary offering as a primary offering. Pursuant to CD&I 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Other factors discussed in this letter, such as the Selling Stockholders’ represented investment intent, the identity of the Selling Stockholders, and the relationship of the Selling Stockholders to the Company, support the characterization of the offering as secondary in nature.

Securities and Exchange Commission
July 6, 2012

In addition, while the amount of Shares being registered under the Registration Statement is significant, the Selling Stockholders are subject to certain selling restrictions including that the Series B preferred stock may not be converted into shares of common stock of the Company with a value that exceeds an aggregate of $37,500 per week. Accordingly, the Selling Stockholders may be unable to sell all of the Shares immediately after the effective date of the Registration Statement.

The Company further notes that, in Compliance and Disclosure Interpretation 612.12, the Staff has previously taken the position that even a single affiliate holding as much as 73% of the equity of an issuer may undertake a valid secondary offering if circumstances do not otherwise indicate that the affiliate is acting as an underwriter.

5.	Whether the Sellers Are in the Business of Underwriting Securities

To the knowledge of the Company, the Selling Stockholders are not in the business of underwriting securities. The Selling Stockholders are comprised of persons or entities in the green energy industry. According to representations of the Selling Stockholders that the Company relied upon in the Purchase Agreements, the Selling Stockholders acquired the Shares for investment purposes and not with a view to distribution. Each Selling Stockholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Shares.

6.	Whether Under all the Circumstances It Appears that the Seller Is Acting as a Conduit for the Issuer

The totality of the facts and circumstances surrounding the Offering demonstrates that the Selling Stockholders are not acting as a conduit in a distribution to the public. Rather they are acting for their own account as investors in an arms-length transaction with the Company. While the amount of shares registered for resale by the Registration Statement is significant, the Company respectfully submits that this fact is not dispositive of the issue and is outweighed by the following factors:

•	The Series B preferred stock which is convertible into the Shares was issued in connection with the bona fide acquisition of the Susanville facility.

•	The Selling Stockholders had no prior relationship with the Company and only became stockholders of the Company as a result of the acquisition of the Susanville facility.

•	The Company filed the Registration Statement to comply with the provisions set forth in the Registration Rights Agreement and will receive no financial benefits from the sale of the Shares.

•	The Selling Stockholders are in the business of green energy, not underwriting securities.

Securities and Exchange Commission
July 6, 2012

•	The conversion of the Series B preferred stock into common stock of the Company is subject to limitation, as described earlier, and therefore, the Selling Stockholders will not likely be able to dispose of all of the Shares in a single offering.

•	The amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive.

•	Policy considerations support allowing small sized companies to raise capital in private transactions and permit the resale of shares pursuant to a registered offering.

Based on the foregoing analysis and the facts set forth above, the Company respectfully submits that the Offering is properly characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i).

Prospectus Cover Page

3.	We note here that you state that all the shares being offered are presently issued and outstanding. This appears to conflict with other information in your registration statement indicating that the shares currently underline shares of your Series B preferred stock (see, e.g., footnote (3) to the fee table, page 12 and page 25. Please update and clarify your disclosure to disclose whether all of the shares being offered are issued and outstanding. In this regard, please review your disclosures throughout the prospectus to ensure that they are consistent in their discussion of the status of the shares being offered.

The Staff’s comment is noted. We advise the Staff that the shares being offered have not yet been issued and are not outstanding, and are currently underlying outstanding shares of Series B preferred stock. Accordingly, please see the revised disclosure found on the prospectus cover page.

4.	We note your statement that your common stock is traded on the "OTC Pink market." Notwithstanding this statement, based on disclosure elsewhere in the prospectus (see, e.g., pages 10 and 12), it appears that currently there is no public market for your securities. Please revise your disclosure accordingly.

Effect has been given to the Staff’s comments. Please see the revised disclosure found on the prospectus cover page and on page 13 of the Amendment.

5.	We note that there is currently no public market for your common stock. As a result, until a public market emerges for your common stock, the selling security holders can offer your common stock for resale only either at a fixed price or within a bona fide price range. Accordingly, please revise your disclosure both on the prospectus cover page and in the plan of distribution to provide that the selling security holders will offer and sale your common stock at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices. Please refer to Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K.

Securities and Exchange Commission
July 6, 2012

We respectfully advise the Staff that it is not practicable or commercially reasonable to specify a fixed price or bona fide price range for the common stock being registered. The Common Stock are being registered by the Company on behalf of the Selling Stockholders pursuant to a contractual requirement of the Selling Stockholders negotiated as part of a bona fide transaction. As noted in the Registration Statement, the Company will receive no proceeds from the sale of the Common Stock. The Company has no right, contractual or otherwise, and no ability to set or establish either a fixed price on a bona fide price range for the Company Stock. The Selling Stockholders are free to sell the shares of Common Stock at any price they determine. The Company is diligently working to find a market maker to assist the Company in establishing a public trading market for the Common Stock.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 14

6.	We note your discussion of risk, trends and uncertainties that may adversely affect your business. As currently disclosed, your disclosure appears relatively brief. Accordingly, please expand your disclosure, as applicable, to fully address Items 303 of Regulation 5-K. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. For example, we note your discussion in your Liquidity and Capital Resources disclosure starting on page 16 that the next phase of your current projects will require significant funding. Your discussion should identify your requirements. In this regard, we note the information in Note 2 on page F-7. Your discussion should also explain the associated uncertainty, how you intend to overcome it and what happens if you do not overcome it. Please see Release No. 33-8350 for additional guidance.

Effect has been given to the Staff’s comments. Please see the revised disclosure found on page 15 of the Amendment.

Overview, page 14

7.	Please disclose the relevant terms of the November 18, 2011 agreement which grant a 25% interest in the net income received from all Laidlaw power projects, as discussed in the fourth full paragraph on page F- 16, and the impact the agreement will have on future operating results. Refer to Item 303(a)(3)(ii) of Regulation S-K. Please also highlight the terms of the Series A and C Convertible Preferred Stock which maintain fixed percentage rights to future earnings for such interest holders.

Securities and Exchange Commission
July 6, 2012

Effect has been given to the Staff’s comments. Please see the revised disclosure found on pages 15-16 of the Amendment.

Biomass Renewable Energy Industry, page 4

8.	Please describe your current projects other than Susanville (e.g., Ellicottville, New York). In doing so, please include a description and quantification, when predictable, of the ongoing expenses and cash requirements associated with these projects.

Effect has been given to the Staff’s comments. Please see the revised disclosure found on page 15.

Results of Operations, page 15

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 16

9.	Since the year ended December 31, 2009 financial statements are not presented, please remove your discussions of results of operations and cash flows for the year ended December 31, 2010 compared to the year ended December 31, 2009. Alternatively you may present your audited December 31, 2009 financial statements.

Effect has been given to the Staff’s comments and all discussions of results of operations and cash flows for the year ended December 31, 2009 have been removed from the Amendment.

Business, page 21

10.	We note your reference to milestones in your discussion of the Susanville, California project. In your discussion of your business please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. Further, please discuss how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months.

Effect has been given to the Staff’s comments. Please see the revised disclosure found on page 25 of the Amendment.

11.	Please provide us with copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

•	"Biomass was the third largest renewable power source in the United States and contributed to 13.3 0% of domestic electric net generation from renewable energy sources, while hydropower conventional contributed 60.45% and wind power contributed 22.26%," page 24;

Securities and Exchange Commission
July 6, 2012

•	"the 2010 nameplate megawatt capacity of biomass power plants is approximately 13,053," page 24; and,

•	"assuming no additional constraints on carbon emissions, electricity generation from renewable sources will grow by 72% in the reference case, raising the share of total generation from renewable sources from 11% in 2009 to 14% in 2035," page 24.

These are only examples. Please tell us if the statement represents management's belief and revise your disclosure as necessary to reflect such beliefs. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

Effect has been given to the Staff’s comments. The Company has supplementally provided the Staff with copies of the reports or studies that support the qualitative and comparative statements contained in the Amendment. The Company advises the Staff that all of such statements represent the Company’s belief based on the assumption that industry data derived from publicly available sources is accurate in all material respects. Please see the revised disclosure on page ii of the Amendment under the title “Cautionary Note Regarding Industry Data.”

12.	We note your reference in the second to last paragraph on page 23 to the Federal renewable energy production tax credit. We further note that there are several requirements to be eligible for this credit. Please expand your discussion to provide more details concerning the applicability of this tax credit to your business.

Effect has been given to the Staff’s comments. Please see the revised disclosure found on pages 24-25.

13.	We note your reference to the Federal new market tax credit program. Please expand your business discussion to explain this aspect of your business.

Effect has been given to the Staff’s comments. Please see the revised disclosure found on pages 24-25.

New Bedford, Massachusetts, page 25

14.	We note that you have decided not to extend your lease agreement past its termination on May 5, 2012 and that you are presently negotiating with the landlord over payments owed. Throughout the course of the review process, please continue to update this information to provide the most current information as of the most recent date practicable. We note that you have not updated your website concerning the status of the New Bedford project.

Securities and Exchange Commission
July 6, 2012

The Staff’s comment is noted and the Company will continue to update this information to provide the most current information as of the most recent date practicable. We advise the Staff that the Company has updated its website concerning the status of the New Bedford project.

Susanville, California, page 25

15.	According to your disclosure you were required to register the resale of the common shares in connection with the conversion of your Series B preferred by April 30, 2012, or under certain circumstances May 9, 2012. As your registration did not go effective before May 9, 2012, please update your disclosure to disclose that you did not register the shares in accordance with your agreement and discuss the impact, if any, for failing to do so.

The Staff’s comment is noted. Please see the revised disclosure found on page 27 of the Amendment, clarifying the deadline to register the Shares for resale.

Ellicottville, New York, page 26

16.	We note your disclosure that the local authorities have not approved the rezoning required for the conversion of the facility because of "perceived adverse consequences to neighboring community." Please expand your disclosure to provide a fuller discussion of the perceived adverse consequences. Further, please tell us what consideration you have given to whether this is a trend or a concern that other local governments may raise regarding biomass fuel and if so please revise your disclosure accordingly.

The Staff’s comment is noted. Please see the revised disclosure found on page 28 of the Amendment.

Environmental Matters, page 27

17.	We note your disclosure here and in your discussion of the Susanville facility to the Assignment and Assumption of Environmental Agreement filed as an exhibit. In this regard, please explain why you would need the Agreement for Environmental Conditions assigned to you. If the property exposes you to environmental risk, you should describe that risk. Please revise your disclosure accordingly.

The Staff’s comment is noted. Please see the revised disclosure found on page 27 of the Amendment.

Principal Stockholders, page 34

18.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Mazuma Holdings Corp. and Nature Energies, Inc. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Securities and Exchange Commission
July 6, 2012

We advise the staff that Mazuma, through its counsel, has advised us that it does not own 5% or more of the common stock of the Company. Accordingly, we have removed reference to Mazuma and its affiliates from the beneficial ownership table.

19.	We note your statements that you have no knowledge as to whether Mazuma Holdings Corp., Mazuma Funding Corp. and Mazuma Corp. have sold or otherwise transferred their shares, you are assuming all of such shares are held by such entities, and your assumptions may be incorrect. These statements appear to be incompatible with the requirements of Item 403 of Regulation S-K. Please revise your disclosures accordingly.

We advise the staff that Mazuma, through its counsel, has advised us that it does not own 5% or more of the common stock of the Company. Accordingly, we have removed reference to Mazuma and its affiliates from the beneficial ownership table.

Selling Stockholders, page 41

20.	For each selling stockholder, please describe the transaction in which they acquired the shares that they are offering for resale.

Effect has been given to the Staff’s comment. Please see the revised disclosure found on page 42 of the Amendment.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

21.	Please tell us why proceeds from the sale of Laidlaw Berlin are presented as operating cash flows referencing the specific language in ASC 230 that supports your presentation. Please also tell us your consideration of presenting these proceeds as investing cash flows in light of ASC 230-45-12b.

Effect has been given to the Staff’s comments. Please see the revised Consolidated Statements of Cash Flows found on page F-6 of the Amendment, where the Company has reclassified the proceeds from the sale of Laidlaw Berlin as investing cash flows.

Notes to Consolidated Financial Statement, page F-7

Note 3 - Summary of Significant Accounting Policies, page F-7

Concentration of Credit Risk, page F-8

22.	Please reconcile the amount of cash on deposit in excess of federally insured limits with the amount of cash presented on the face of the balance sheet.

Securities and Exchange Commission
July 6, 2012

The Staff’s comment is noted. We note that the amount of cash presented on the face of the balance sheet is $1,197,563, or $947,563 net of the federally insured limit of $250,000. This net amount compares to cash on deposit in excess of federally insured limits as disclosed on page F-8 of $956,000, a difference of approximately $8,000. This difference represents reconciling items (outstanding checks) between the Company’s accounting records and actual cash on deposit at federally insured banks.

Note 5 - Susanville, page F-11

23.	Based on review of the disclosures in Note 5 and Exhibit 10.2, it appears that you valued this acquisition of assets using the forty-five day moving average of your stock as of May 25, 2011 and that you obtained control of the assets on November 10, 2011. If not, please advise and clarify your disclosure. If so, please tell us why you did not use your November 10, 2011 stock price to value the acquisition pursuant to ASC 805-50. Refer specifically to ASC 805-50-30-2, ASC 805-50-25-1 and the definitions of acquisition date and fair value at ASC 805-50-20. In addition, please tell us your November 10, 2011 stock price.

The Staff’s comment is acknowledged.

In connection with the sale and acquisition of the Susanville assets, the sellers and buyer entered into a contract of sale on May 25, 2011 whereby the terms of the contract were agreed to. The sellers agreed to sell such assets for an initial fixed value of approximately $2 million, which represents fair market value, as it is the consideration agreed to in an arm’s length transaction between two independent parties. The settlement or payment for the acquisition was to be made in the form of an issuance of equity securities. The number of shares to be issued was based on the 45 day average stock price of the Company (based on the May 25, 2011 contract date). The closing date of November 2011 and the closing stock price of $0.0005 had no impact in the determination of the value of the assets acquired or the number of shares to be issued. The contract date fixed the value and also determined the number of shares the seller was to receive. Since the Company purchased assets, the value of these assets should be recorded at cost, which in this case is approximately $2 million. The May 25, 2011 contract provides for no variation or adjustment between the contract date and the closing date. The time period between the contract date and closing date was precipitated by the need for the Company to obtain the necessary permits and documents to consummate the closing. The May 25, 2011 agreement was superseded by an agreement with each seller dated the closing date of November 10, 2011.

Additionally, it should be noted that the registration rights agreement contains a contingent redemption provision requiring the Company to buy back 25% of the equity interest issued for a fixed price of $500,000 for so long as registrable securities are held by the sellers. This redemption provision provides additional support that the intent of the parties to the agreement was that they were exchanging assets valued at approximately $2 million.

Securities and Exchange Commission
July 6, 2012

ASC 805-50-30-2 states that “…if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.” Again, we believe the parties to the agreement both perceived that they agreed to exchange assets that, at the time of the agreement, were both valued at approximately $2 million. Furthermore, any subsequent decline in the fair market value of the equity interests doesn’t impact the fair value of the assets acquired, which the Company believes is more reliably measurable.

ASC 805-50-25-1 states that “(i)f the consideration given is in the form of liabilities incurred or equity interests issued, the liabilities incurred and equity interests issued shall be initially recognized at the date of acquisition.” We respectfully suggest that while ASC 805-50-25-1 indicates that the equity interests should be recognized at the date of acquisition, it does not explicitly indicate that the acquisition date is the measurement date. That being said, since the acquisition agreement provides a post-acquisition, conditional cash settlement redemption feature which also values the preferred stock issuance at $2 million, the Company believes the parties intended to establish the $2 million valuation at both the contract and acquisition dates.

24.	We note that the entire cost of Susanville was allocated to idle property and equipment. Please tell us your consideration of allocating cost to other identifiable intangible assets acquired such as a favorable or unfavorable lease and the Susanville property purchase option. Refer to ASC 805-50-30-3.

The Staff’s comment is noted. The Company viewed the lease to be fairly priced for a site that had all of the requisite permits to operate as a biomass energy plant. Accordingly, it determined that there were no intangible assets related to the lease.

While the Company agrees with the Staff that the relative fair value of the Susanville property purchase option is embedded within idle property and equipment, the Company believes that the majority of the value relates to the idle power generation assets and that the value of the property purchase option is de minimus as a result of declining property values since the property purchase option was originally granted. We believe the property purchase option is adequately disclosed in the footnotes to the financial statements.

25.	Please revise your disclosure to clarify whether the number of contingently issuable Series B Preferred Stock shares will be based on the $0.0046 per share price disclosed or a price to be determined. If the later, please describe how the price is determined.

The Staff’s comment is noted. We confirm that the number of contingently issuable Series B Preferred Stock shares will be based on the $0.0046 per share price disclosed. Please see the revised disclosure found on page F-13 of the Amendment.

26.	Please tell us your consideration of classifying the Series B Preferred Stock subject to redemption pursuant to the Registration Rights Agreement as temporary equity. Refer to ASC 480-10-S99-4, 480-10-S99-5 and 480-10-S99-9.

Securities and Exchange Commission
July 6, 2012

The Staff’s comment is noted. Please see the revised Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders’ Equity found on pages F-3 and F-5, respectively, which reflects $500,000 of temporary equity, representing the maximum redemption amount.

27.	Please disclose the date by which the Registration Statement must be declared effective in order to avoid redemption. Refer to ASC 825-20-50-1a.

Effect has been given to the Staff’s comments. Please see the revised disclosure found on pages F-13, F-14 and F-28 of the Amendment.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Exhibit 16.1 Letter relating to change in certifying accountant, page II-4

28.	Please confirm that you have requested that your former accountant provide the letter discussed in Item 304(a)(3) of Regulation S-K. Please include in your filing the required letter as promptly as possible. Refer to Item 304(a)(3) of Regulation S-K.

We respectfully advise the Staff that we, on behalf of the Company, have made multiple requests to Corso & Company (“Corso”) to provide the letter discussed in Item 304(a)(3) of Regulation S-K. Mr. Steven Corso of Corso has responded by email, stating that his engagement by the Company was never as the Company’s independent auditor but rather as a preparer of accounting records that were to be audited by another PCAOB registered firm, and denied having ever been the Company’s auditor. This, the Company believes, is contrary to what was stated in the engagement letter between Corso and the Company and the Company’s own belief at the time of engagement. However, Corso did not produce a report on the Company’s financial statements for any of the three years ended December 31, 2011. Mr. Corso further denied in such emails that he has an obligation to submit a letter as requested by the Company. Nevertheless, due to the Company’s belief that Corso was in fact retained as its independent auditor, the Company has provided the disclosure required by Item 304 of Regulation S-K and a conformed copy of the email correspondence from Corso to Herrick, Feinstein LLP, as counsel to the Company, is included as Exhibit 16.1 to the Amendment.

Undertakings, page II-4

29.	Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

We respectfully advise the Staff that the undertakings found in Item 512(a)(6) of Regulation S-K relate to primary offerings of securities. As the Offering is a secondary offering under Rule 415(a)(1)(i) under the Securities Act, such undertakings are not applicable. Please refer to our response to Comment No. 2 of the Comment Letter found herein.

Securities and Exchange Commission
July 6, 2012

Signature

30.	Your registration statement should be signed by at least a majority of the board of directors or persons performing similar functions. Please revise your signatures so that they are consistent with the requirements of Form S-1. Refer to the signature page of Form S-1 and the related instructions.

We respectfully advise the Staff that the Company’s Board of Directors consists of one director, Michael Bartoszek. Furthermore, Mr. Bartoszek is the Company’s principal executive, financial and accounting officer. Accordingly, no other signatories are required under applicable Commission rules and the instructions to Form S-1.

*    *   *   *   *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-5924 or Richard M. Morris at (212) 592-1432 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

      /s/ Stephen E. Fox

Stephen E. Fox

cc:	Securities and Exchange Commission
Dietrich King, Legal Branch Chief
Jim Allegretto, Assistant Chief Accountant
Scott Anderegg, Staff Attorney
Adam Phippen, Staff Accountant

Laidlaw Energy Group, Inc.
Richard M. Morris, Esq.